





EUROPEAN BANK
for Reconstruction and Development

Income statement, statement of comprehensive income
and statement of financial position

for the year ended

31 December 2009

Income Statement

For the year ended 31 December 2009

	Year to 31 December 2009 € million	Year to 31 December 2008 € million
Interest and similar income		
From Banking loans	**648**	668
From fixed-income debt securities and other interest	**240**	632
Interest expense and similar charges	**(306)**	(633)
Net interest income	**582**	667
Net fee and commission income	**14**	6
Dividend income	**40**	68
Net losses from share investments at fair value through profit or loss	**(547)**	(892)
Net losses from available-for-sale share investments	**(241)**	(265)
Net losses from Treasury investments	**(9)**	(2)
Net gains/(losses) from dealing activities at fair value through profit or loss	**95**	(69)
Foreign exchange movement	**1**	(1)
Fair value movement on non-qualifying and ineffective hedges	**123**	361
Provisions for impairment of Banking loan investments	**(535)**	(105)
Provisions for impairment of Treasury loan investments	**(32)**	(127)
General administrative expenses	**(220)**	(227)
Depreciation and amortisation	**(17)**	(16)
Net loss for the year from continuing operations	(746)	(602)
Transfers of net income approved by the Board of Governors	(165)	(115)
Net loss after transfers of net income approved by the Board of Governors	(911)	(717)
Attributable to:		
Equity holders	(911)	(717)

Statement of comprehensive income

For the year ended 31 December 2009

	Year to 31 December 2009 € million	Year to 31 December 2008 € million
Net loss after transfers of net income approved by the Board of Governors	**(911)**	(717)
Other comprehensive income/(expense)		
Available-for-sale financial assets	**635**	(1,360)
Cash flow hedges	**37**	(52)
Total comprehensive income	**(239)**	(2,219)
Attributable to:		
Equity holders	**(239)**	(2,219)

European Bank for Reconstruction and Development

Statement of financial position

At 31 December 2009

	€ million	31 December 2009 € million	€ million	31 December 2008 € million
Assets				
Placements with and advances to credit institutions	3,247		3,344	
Debt securities				
At fair value through profit or loss	222		1,213	
Available-for-sale	1,012		1,263	
Held-to-maturity	1,239		1,157	
	2,473		3,633	
Collateralised placements	1,171		1,163	
		6,891		8,140
Other financial assets				
Derivative financial instruments	2,538		2,849	
Other financial assets	483		1,139	
		3,021		3,988
Loan investments				
Treasury portfolio:				
Loans	5484		5,811	
Less: Provisions for impairment	(163)		(134)	
	5,321		5,677	
Banking portfolio:				
Loans	13,125		10,930	
Less: Provisions for impairment	(719)		(227)	
	12,406		10,703	
		17,727		16,380
Share investments				
Banking portfolio:				
Share investments at fair value through profit or loss	2,279		2,310	
Available-for-sale share investments	2,455		2,054	
	4,734		4,364	
Treasury portfolio:				
Available-for-sale share investments	57		42	
		4,791		4,406
Intangible assets		53		48
Property, technology and office equipment		39		41
Paid-in capital receivable		17		44
Total assets		32,539		33,047
Liabilities				
Borrowings				
Amounts owed to credit institutions	2,129		2,141	
Debts evidenced by certificates	17,715		16,295	
		19,844		18,436
Other financial liabilities				
Derivative financial instruments	803		1,519	
Other financial liabilities	377		1,342	
		1,180		2,861
Total liabilities		21,024		21,297
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		6,317		6,552
Total members' equity		11,515		11,750
Total liabilities and members' equity		32,539		33,047
Memorandum items				
Undrawn commitments		7,716		6,469